UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either*
 placing an order with a broker to execute sale
                                 or executing a sale directly with a market*
 maker.

OMB APPROVAL

OMB Number:         3235-0101
Expires:               June 30, 2020
Estimated average burden hours
per response??.?.1.00

SEC USE ONLY

DOCUMENT SEQUENCE NO.



CUSIP NMBER



1 (a) NAME OF ISSUER (Please type or print)

Norfolk Southern Corporation
(b) IRS IDENT. NO.

52-1188014
(c) S.E.C. FILE NO.

1-8339
WORK LOCATION


1 (d) ADDRESS OF ISSUER                                                  *
STREET                                                                   *
    CITY                                                   STATE         *
           ZIP
CODE

Three Commercial Place                                                   *
   Norfolk                   VA          23510
(e) TELEPHONE NO.

AREA CODE
757
NUMBER
629-2645
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE
SECURITIES ARE TO BE SOLD

Jason A. Zampi

(b) RELATIONSHIP TO
ISSUER

Officer
(c) ADDRESS STREET                                                 CITY   *
                       STATE              ZIP CODE


Three Commercial Pl.      Norfolk     VA    23510
INSTRUCTION: The person filing this notice should contact the issuer to * obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)
Title of the
Class of
Securities
To Be Sold
(b)

Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker
who is Acquiring the Securities
SEC USE ONLY
(c)
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))
(d)
Aggregate
Market
Value
(See instr. 3(d))
(e)
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
(f)
Approximate
Date of Sale
(See instr. 3(f))
(MO.   DAY   YR.)
(g)
Name of Each
Securities
Exchange
(See instr. 3(g))



Broker-Dealer
File Number





Norfolk Southern
Corporation
Common Stock
Merrill Lynch
Nelson Reitano Group
1152 15th Street, NW, Suite 6000
Washington, DC 20005

519
$94,117.22
(as of
2/14/19)
287,776,103
( as of
1/31/19)
2/14/19
NYSE
















INSTRUCTIONS:	3 . (a)   Title of the class of securities to be sold
1.	(a)  Name of issuer	(b)  Name and address of each broker *
through whom the securities are intended to be sold
(b)	Issuer?s I.R.S. Identification Number	(c)  Number of shares*
 or other units to be sold (if debt securities, give the aggregate *
face amount)
(c)	Issuer?s S.E.C. file number, if any	(d)  Aggregate market*
 value of the securities to be sold as of a specified date within 10 * days prior to the filing of this notice
(d)	Issuer?s address, including zip code	(e)  Number of shares*
 or other units of the class outstanding, or if debt securities the * face amount thereof outstanding, as shown
(e)	Issuer?s telephone number, including area code	by the most *
recent report or statement published by the issuer
(f)	Approximate date on which the securities are to be sold
2.	. (a)   Name of person for whose account the securities are *
to be sold	(g)  Name of each securities exchange, if any, on *
which the securities are intended to be sold
(b)	Such person?s relationship to the issuer (e.g., officer, *
director, 10%
stockholder, or member of immediate family of any of the foregoing)
(c)	Such person?s address, including zip code
Potential persons who are to respond to the collection of * information contained in this form are not required  to  respond  unless  the  form  displays  a  currently  *
valid  OMB  control  number.	SEC 1147 (08-07)


TABLE I ?? SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition * of the securities to be sold and with respect to the payment of all or any part of the purchase*
 price or other consideration therefor:
 Title of
the Class
Date you
Acquired
Nature of Acquisition Transaction
Name of Person from Whom Acquired
(If gift, also give date donor acquired)
    Amount of
Securities Acquired
Date of
Payment
Nature of Payment
Common
1/23/19
Earnout of Restricted Share Units
Norfolk Southern Corporation
130
1/23/19
Equity
Compensation
Common
1/25/19
Earnout of Restricted Share
Norfolk Southern Corporation
Common Stock
119
1/25/19
Equity


Units



Compensation

Common
1/28/19
Earnout of Performance Share
Units
Norfolk Southern Corporation
Common Stock
270
1/28/19
Equity
Compensation
INSTRUCTIONS:      If the securities were purchased and full pay*
ment therefor was not made in cash at
the time of purchase, explain in the table or in a note thereto * the nature of the consideration given. If the consideration consisted of any note * or other obligation, or if payment was made in installments describe the arrangement * and state when the note or other obligation was discharged in full or the last * installment paid.


TABLE II ?? SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the * issuer sold during the past 3 months by the person for whose * account the securities are to be sold.


Name and Address of Seller

Title of Securities Sold

Date of Sale
  Amount of
Securities Sold

Gross Proceeds





REMARKS:



INSTRUCTIONS:
See the definition of ?person? in paragraph (a) of Rule 144. * Information is to be given not only as to the person for whose account the securities are to be sold*
 but also as to all other persons included in that definition. In addition, information shall be given as*
 to sales by all persons whose sales are
required by paragraph (e) of Rule 144 to be aggregated with * sales for the account of the person filing this notice.



ATTENTION: The person for whose account the securities to which*
 this notice relates are to be sold
hereby represents by signing this notice that he does not know * any material adverse information in regard to the current and prospective operations of the Issuer of the * securities to be sold which has not been
publicly disclosed. If such person has adopted   a written *
trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form * and indicating the date that the plan was adopted or the instruction given, that person makes such * representation as of the plan adoption or instruction date.


February 14, 2019	/s/ Densie W. Hutson as POA for Jason A. *
Zampi


DATE OF NOTICE	(SIGNATURE)



DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,


The  notice  shall  be  signed  by  the  person  for  whose
account  the  securities  are  to  be  sold.   At  least  one  *
copy


IF RELYING ON RULE 10B5-1	of  the  notice  shall  be  *
manually signed.Any copies not manually signed shall * bear typed or printed signatures.


SEC  1147  (02-08)